UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                  SCHEDULE 13D

                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                           BIOTRANSPLANT INCORPORATED
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   09066y 10 7
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                  July 24, 2002
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 09066y    10  7                 13D                 Page 2 of 10 Pages




1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Little Wing, L.P., 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                   1,545,492 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                              1,545,492 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        1,545,492 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               6.10%

14.      TYPE OF REPORTING PERSON*:                                           PN


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CUSIP NO. 09066y    10  7                 13D                 Page 3 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:  Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     463,282 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                463,282 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          463,282 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               1.83%

14.      TYPE OF REPORTING PERSON*:                                           CO




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CUSIP NO. 09066y    10  7                 13D                 Page 4 of 10 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:  Quilcap Corp., 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                   1,545,492 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                              1,545,492 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        1,545,492 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               6.10%

14.      TYPE OF REPORTING PERSON*:                                           CO

CUSIP NO. 09066y    10  7                 13D                 Page 5 of 10 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON: Quilcap International Corp., 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     463,282 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                463,282 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          463,282 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               1.83%

14.      TYPE OF REPORTING PERSON*:                                           CO




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CUSIP NO. 09066y    10  7                 13D                 Page 6 of 10 Pages


Item 1.           Security and Issuer.

         The title of the class of equity security to which this statement relates is the common stock, par value $.01 per share ("Common Stock") of BioTransplant Incorporated, a Delaware corporation (the "Issuer"), whose principal executive offices are located at Building 75, Third Avenue, Charleston Navy Yard, Charleston, Massachusetts 02129.

Item 2.           Identity and Background.

                  (a) The filing of this Schedule 13D is made by: (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Tradewinds Fund Ltd. ("Tradewinds"), a British Virgin Islands corporation; (iii) Quilcap Corp. ("Quilcap"), a Delaware corporation which is the General Partner of Little Wing; and (iv) Quilcap International Corp. ("Quilcap International") a Delaware corporation which is the Investment Manager for Tradewinds.

                  (b) The address of Little Wing is c/o Quilcap Corp., 153 East 53rd Street, Suite 2600, New York, New York 10022. Tradewinds and Quilcap International all share the same address with Little Wing and Quilcap Corp.

                  (c) (i) The principal business of Little Wing is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing;
(iii) the principal business of Tradewinds is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Tradewinds.

                  (d) None of the persons referred to in subparagraph(a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 09066y    10  7                 13D                 Page 7 of 10 Pages

Item 3.           Source and Amount of Funds or Other Consideration

                  Not applicable.


Item 4.           Purpose of the Transaction

         Little Wing, L.P. and Tradewinds (the "Reporting Entities") initially acquired the shares of Common Stock in the Issuer for investment purposes only. However, on July 24, 2002, the Reporting Entities decided to seek to influence the make-up of the Issuer's Board of Directors and the fiscal policies of the Issuer's management. The Reporting Entities delivered a letter to the Issuer's Board of Directors requesting that the Board nominate Anthony Hitschler and Gregg Summerville to fill two newly-created seats on the Issuer's Board of Directors.

         The Reporting Entities believe that Messrs. Hitschler and Summerville would improve the Issuer's financial discipline and expertise.

         Parker Quillen, President of Quilcap Corp. and Quilcap International, also met in person on July 31, 2002 with the Issuer's newly appointed President and Chief Executive Officer, Donald B. Hawthorne. The Reporting Entities are optimistic that new management will similarly improve the Issuer's financial discipline and expertise.

         Except as stated herein, the Reporting Entities have not decided on any single or specific course or plan of action; however, the Reporting Entities reserve the right to take such actions as they deem desirable to protect or enhance the value of their investments in the Issuer.

Item 5.           Interest in Securities of the Issuer

                  (a) As of July 24, 2002, Little Wing, L.P. beneficially owned 1,545,492 shares of Common Stock constituting approximately 6.10% of the shares outstanding based on information provided by the Issuer.

                  (b) As of July 24, 2002, Tradewinds beneficially owned 463,282 shares of Common Stock constituting approximately 1.83% of the shares outstanding based on information provided by the Issuer.

         Little Wing, L.P. and Tradewinds engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to the filing date of this Report.

CUSIP NO. 09066y    10  7                 13D                 Page 8 of 10 Pages

                  (c) Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap Corp., the general partner of Little Wing, L.P. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap International, the investment manager of Tradewinds.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Not applicable.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.

CUSIP NO. 09066y    10  7                 13D                 Page 9 of 10 Pages


                                   Signatures


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of August 2, 2002

LITTLE WING, L.P.                          QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By:  /s/ Parker Quillen                    By: /s/ Parker Quillen
     ---------------------------               ----------------------------
       Parker Quillen, President                  Parker Quillen, President

TRADEWINDS FUND LTD.                       QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.


By: /s/ Parker Quillen                     By: /s/ Parker Quillen
    ----------------------------               ----------------------------
       Parker Quillen, President                  Parker Quillen, President